Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the past 60 days.  All of the acquisitions were transacted on the New York Stock Exchange through brokers, except for the Common Shares acquired on June 7, 2011 and July 11, 2011, pursuant to a dividend reinvestment plan (“DRIP”) of the Issuer.

Transaction Date	Nature of Transaction	Quantity of Shares	Price and/or Weighted Average Price Per Share ($)	Range of Price Paid per Share ($)
6/7/2011	DRIP	17,604	12.5997
7/11/2011	DRIP	17,716	12.5534
7/12/2011	Purchase	21,815	12.5406	12.53 - 12.55
7/13/2011	Purchase	6,194	12.4981	12.49 - 12.50